UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Veeva Systems Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

922475108

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922475108	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Young A. Sohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,382,000(1)
	6	SHARED VOTING POWER 585,500(1)(2)
	7	SOLE DISPOSITIVE POWER 9,382,000(1)
	8	SHARED DISPOSITIVE POWER 585,500(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,967,500(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ 0
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1)(2)(3)
12	TYPE OF REPORTING PERSON IN

(1)	Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any "permitted transferee" as defined in, the Issuer's restated certificate of incorporation in effect as of the date hereof. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock or (b) October 15, 2023.

(2)	Represents 585,500 shares of Class B Common Stock held by the Young Sohn Grantor Retained Annuity Trust dated May 21, 2013.

(3)	The percentage in row 11 assumes the conversion of all Class B Common Stock. Based on 86,529,394 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, and in the event that only the Reporting Person’s shares were converted into Class A Common Stock, the percentage in row 11 would equal 10.3%.

CUSIP No. 922475108	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Veeva Systems Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4280 Hacienda Drive
Pleasanton, CA 94588

Item 2(a)	Name of Person Filing:

Young A. Sohn

the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o Veeva Systems Inc.
4280 Hacienda Drive
Pleasanton, CA 94588

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

922475108

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

     Not applicable.

CUSIP No. 922475108	13G	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned: 9,967,500 shares (1)(2)

(b) Percent of Class: 7.5% (1)(2)(3)

(c) Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 9,382,000 shares

(ii)	Shared power to vote or direct the vote: 585,500 shares

(iii)	Sole power to dispose or to direct the disposition of: 9,382,000 shares

(iv)	Shared power to dispose or to direct the disposition of: 585,500 shares

(1)	Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any "permitted transferee" as defined in, the Issuer's restated certificate of incorporation in effect as of the date hereof. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock or (b) October 15, 2023.

(2)	Includes (i) 9,382,000 shares of Class B Common Stock held directly by the Reporting Person and (ii) 585,500 shares of Class B Common Stock held by the Young Sohn Grantor Retained Annuity Trust dated May 21, 2013.

(3)	The percentage in Item 4(b) assumes the conversion of all Class B Common Stock. Based on 86,529,394 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, and in the event that only the Reporting Person’s shares were converted into Class A Common Stock, the percentage in Item 4(b) would equal 10.3%.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 922475108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	Young A. Sohn

	By:	/s/ Young A. Sohn